SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER 1-3385
H. J. HEINZ COMPANY
SAVER PLAN
(Title of Plan)
H. J. HEINZ COMPANY
(Name of Issuer of securities held pursuant to the Plan)
1 PPG Place, Suite 3100 Pittsburgh, PA 15222
(Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS AND EXHIBITS
The following Plan financial statements, schedule and reports are attached hereto:

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	5

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	6

Notes to Financial Statements	7

Supplementary Schedule:	14

Form 5500, Schedule H, Line 4i -- Schedule of Assets (Held At End of Year) as of December 31, 2011

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.

H. J. HEINZ COMPANY SAVER PLAN (Name of Plan) EMPLOYEE BENEFITS ADMINISTRATION BOARD
By:	/s/ Randolph W. Keuch
Randolph W. Keuch
Vice President, Total Rewards
June 22, 2012

Report of Independent Registered Public Accounting Firm
To the Participants of the H. J. Heinz Company SAVER Plan
and the Employee Benefits Administration Board
We have audited the accompanying statements of net assets available for benefits of the H. J. Heinz Company SAVER Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Alpern Rosenthal
Pittsburgh, Pennsylvania
June 22, 2012

H. J. HEINZ COMPANY
SAVER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
Assets:
Investment in Master Trust, at fair value	$73,735,583	$71,634,257
Cash equivalents	169,524	171,125
Notes receivable from participants	4,109,643	3,662,655
Interest receivable on cash equivalents	7	20
Contributions receivable:
Participant	93,243	96,498
Employer	86,689	89,192
Total contributions receivable	179,932	185,690
Total Assets	78,194,689	75,653,747
Liabilities:
Accrued administrative expenses	22,129	23,318
Accrued plan transfers	17,269	—
Total Liabilities	39,398	23,318
Net assets available for benefits at fair value	78,155,291	75,630,429
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(68,043)	(20,312)
Net assets available for benefits	$78,087,248	$75,610,117
The accompanying notes are an integral part of the financial statements.

H. J. HEINZ COMPANY
SAVER PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the Year Ended December 31, 2011

Additions:
Net change in investment in Master Trust	$2,702,716
Participant contributions	4,185,543
Employer contributions	2,845,901
Total additions	9,734,160
Deductions:
Withdrawals and distributions	7,130,498
Administrative expenses	109,262
Transfer to successor plan	17,269
Total deductions	7,257,029
Net increase in net assets available for benefits for the year	2,477,131
Net assets available for benefits at the beginning of the year	75,610,117
Net assets available for benefits at the end of the year	$78,087,248
The accompanying notes are an integral part of the financial statements.

H. J. HEINZ COMPANY
SAVER PLAN
Notes to Financial Statements

(1)	PLAN DESCRIPTION:
The following description of the H. J. Heinz Company (“Company”) SAVER Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering eligible hourly employees actively employed by the Company or any of its affiliated companies, and who are in a division, or plant of a division, of the Company authorized to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board (“Committee”). The Committee consists of members appointed by the Board of Directors of the Company (“Board”) upon the recommendation of the Investment and Retirement Plan Oversight Committee of the Company. The members of the Committee are not compensated for serving on the Committee.
The Bank of New York Mellon is trustee (“Trustee”) of the Plan.
Eligibility
Regular full-time employees are eligible to participate in the Plan beginning with their employment commencement date subject to any probationary period for the specific work unit. Other employees are eligible to participate after completion of 1,000 hours of service.
Investment Risks
The Plan provides for various investment options as described in Note 6. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Contributions
Participant contributions to the Plan may be either tax-deferred or after-tax. The total of a participant's tax-deferred and after-tax contributions may not exceed 20% of their compensation. A participant may make contributions into one or more of the investment funds as described in Note 6, in whole percentages, of not less than 1% of their compensation. In addition, a participant may transfer amounts received from other retirement plans to the Plan. Amounts that are transferred from other retirement plans are held in a separate rollover account. Rollovers were $41,105 for the year ended December 31, 2011 and are included in participant contributions on the statement of changes in net assets available for benefits.
Tax-deferred contributions made by certain highly compensated participants may be limited under the Internal Revenue Code of 1986, as amended, (the “Code”) rules. Tax-deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $16,500 ($22,000 if over age 50) in 2011. The Committee gives participants affected by these limitations timely notification.
Participating locations may make matching contributions in the form of Company stock, on a monthly basis. The Board makes the determination of the amount of such contribution after considering recommendations made by appropriate officers of participating affiliated companies or divisions. The amount of such contribution differs by work location. For locations participating, the matching contribution for the years ended December 31, 2011 ranged from $.50 to $1.00 per each tax deferred dollar for a total match of up to 5% of participants' eligible earnings. The Company reserves the right to limit the maximum amount of matching contributions that may be contributed on behalf of any participant. The matching contributions may be immediately reallocated into one of the other investment options by participants.

Additionally, the Company may, but is not required to, contribute for each Plan year an additional supplemental amount determined by the Committee. The supplemental contribution is allocated to the supplemental contribution accounts of all eligible participants on a pro-rata basis according to the ratio of each participant's earnings for the plan year to the total earnings of all participants for the plan year. Supplemental contributions are reflected in the Plan financial statements in the year in which the Committee approves them. There was no supplemental contribution during 2011.
At certain locations, the Company makes monthly, age-related contributions to the accounts of eligible employees who direct the investment of such contributions into one or more of the investment funds described in Note 6. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1% for participants who are less than 30 years old to a rate of 8.5% for participants who are 65 years old and over. For the year ended December 31, 2011, the Company made age-related contributions totaling approximately $1.4 million.
Investment Options
Participants may direct the investment of their accounts in multiples of 1%, in any one or more of the investment options selected by the Committee. The current offering includes eight Vanguard mutual funds, two Fidelity mutual funds, one Fidelity stable value common collective trust and four other mutual funds in addition to the H. J. Heinz Company Stock unitized investment (Company Stock Investment).
Participant Accounts
Each participant's account is credited with the participant's contributions, the Company's matching, supplemental, and age-related contributions, and Plan earnings and charged with benefit payments, allocation of Plan losses and administrative expenses. The Company's matching, supplemental and age-related contributions are based on participants' eligible earnings while each participant's investment earnings are determined by the results of the underlying investments selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
The value of a participant's employee savings account, which includes tax-deferred, after-tax, and rollover contributions, is fully vested at all times.
In general, participants' matching accounts, age-related and supplemental accounts vest after three years of service. However, regardless of a participant's years of service, the matching, age-related and supplemental accounts vest upon attainment of age 65 or retirement, disability or death, termination for any reason after the beginning of the year in which a participant turns 55, or discharge without cause.
Withdrawals and Distributions
A participant or the beneficiary of a deceased participant may elect to withdraw up to 100% of the participant's after-tax or rollover account.
A participant may not withdraw any amount from their tax-deferred account during active employment before age 59 1/2 except for hardship as defined in the Plan.
A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for six months. Under present IRS rules, a “hardship” means an immediate and heavy need to draw on financial resources to meet obligations related to health, education, housing, or death of a family member.
A participant may not make withdrawals from the Company matching, age-related or supplemental accounts during active employment unless he/she is required to take a minimum distribution upon attainment of age 70 1/2.
A participant, upon termination of service, may either receive a lump-sum payment of their account balance or transfer their account balance to the trustee or custodian of another eligible retirement plan. If retirement-eligible upon termination, a participant may transfer their account balance to the Employees' Retirement System to purchase an annuity. At December 31, 2011, $17,269 was allocated to accounts of individuals who elected to transfer amounts to the Employees' Retirement System but the amounts have not been transferred. These amounts are included in accrued plan transfers on the statement of net assets available for benefits. There were no transfers pending as of December 31, 2010.

Notes Receivable from Participants
Participants may request a loan from their accounts. The minimum loan is $1,000 and the maximum is the lesser of $50,000 or 50% of the vested value of their account. Participants are charged a $50 loan processing fee. The interest rate is set based on the prime rate in effect on the last day of the month before the loan is issued plus 1%. The Plan also administers participant loans of plans that were merged in the Plan. The interest rates for all outstanding loans for the years ended December 31, 2011 and 2010 ranged from 4.25% to 9.25%. Interest received from participant loans for the plan year ended December 31, 2011 was $173,633 and is included in the Net change in investment in Master Trust on the statement of changes in net assets available for benefits.
Outstanding loans, which are secured by participants' interest in the Plan, are repaid through payroll deductions, subject to rules permitting prepayment. Repayments of the loan principal are allocated first to the participant's after-tax account, and then to the participant's tax-deferred account. Payments of loan interest are allocated to the participant's after-tax account and tax-deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment elections in effect at the time such interest or principal repayment is received by the Trustee.
In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on their taxable withdrawal if it occurs prior to age 59 1/2.
Plan Termination
The term of the Plan is indefinite, subject to termination at any time by the Board. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will become fully vested in the Company contributions. The Company has no intention to terminate the Plan at this time.
Administrative Expenses
The Trustee pays expenses of the Plan including recordkeeping fees, administrative charges, professional fees, and trustee fees, from the assets of the Trust funds unless paid by the Company. Expenses are paid from Plan assets up to 15 basis points of the net asset value during the plan year. The Company pays any Plan expenses in excess of the basis points accrual. For the year ended December 31, 2011, Plan expenses were $109,262. Expenses are allocated to each investment fund based on the fund's proportion of the total asset value of the Plan.
The Company, as permitted by ERISA, may obtain reimbursement from Company-sponsored employee benefit plans for certain administrative charges incurred in providing administrative services to such plans. These expenses include salaries, payroll expenses and other miscellaneous charges, and are allocated based on time incurred related to each plan. For the year ended December 31, 2011, these charges were $27,760 and are included in Administrative expenses on the statement of changes in net assets available for benefits.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America. Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Cash Equivalents
Cash equivalents are defined as highly liquid investments with original maturities of 90 days or less.

Other
The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such change, as it relates to those investments held in the Master Trust, is included as a component of the Net change in investment in Master Trust on the statement of changes in net assets available for benefits. Also included in the Net change in investment in Master Trust are dividends and interest earned for the year and the net of new participant loans issued and loan repayments, including interest.
Investment Valuation and Income Recognition
The Plan holds an interest in the assets of the H. J. Heinz Defined Contribution Master Trust. The Plan's investments are stated at fair value and consist of various mutual funds, a stable value common collective trust fund (Fidelity Managed Income Portfolio (MIP)) and H. J. Heinz Company stock. Valuation methodologies for each type of investment are discussed within Note 7 - Fair Value Measurements. As discussed in the following paragraph, the Plan's investment in the MIP is presented at fair value with an adjustment to contract value.
An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit- responsive because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis. The MIP is a fully benefit-responsive investment contract.
Purchases and sales of investments are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

(3)	RELATED PARTY TRANSACTIONS:
The Plan holds investments in publicly traded common stock of the H. J. Heinz Company, the Plan Sponsor. The Plan purchased 32,903 shares of Company stock at a cost of $1,679,291 and sold 15,597 shares of Company stock for $803,332 during Plan year 2011. The Plan received $714,149 in dividends during 2011.
Additionally, the Plan holds EB Temporary Investment Fund (TIF) that is sponsored by the Trustee. TIF is included in investments in Master Trust and cash equivalents in the statement of net assets available for benefits. The Plan's cash accounts, which are maintained for liquidity, held $389,172 and $375,062 of TIF as of December 31, 2011 and 2010, respectively. Therefore, these transactions qualify as party-in-interest transactions.

(4)	FEDERAL INCOME TAXES:
The IRS has made a determination that the Plan is a qualified plan under Section 401(a) of the Code. Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.
The IRS has determined and informed the Company by letter dated February 12, 2009 that the Plan, as amended and restated effective January 1, 2007, is designed in accordance with applicable sections of the Code. The Plan was amended and restated effective January 1, 2010. Tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a “qualified” plan under Section 401(a) of the Code, and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. Therefore, no provision for income tax has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.
Under present federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

(5)	FORFEITURES:
Company contributions, which have been credited to participants' accounts and which have not vested, are forfeited upon voluntary termination of employment or discharge for cause. These forfeitures are used to reduce Company contributions. As of December 31, 2011 and 2010, forfeited non-vested accounts totaling $125,429 and $146,735, respectively, were included in the Plan. For the year ended December 31, 2011, the use of forfeited non-vested accounts reduced Company contributions by $86,510.

(6)	MASTER TRUST:
The Company has a Master Trust arrangement with the Trustee. The Trustee maintains separate accounts to record the pro rata share of each participating Plan, reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or the Trust as a whole. The following tables present the Master Trust information for the Plan.

December 31, 2011	Fair Value of Investment in Master Trust	Dividends and Interest Income	Net Change in the Fair Value	SAVER Plan % Interest in the Master Trust
COMPANY STOCK INVESTMENT FUND
Retirement and Savings Plan Company Stock	$115,148,757	$3,843,686	$8,033,939	—
SAVER Plan Company Stock	21,471,966	714,253	1,746,506	100.00%
MUTUAL FUNDS
Retirement Govt. Money Market	54,653,723	5,493	5,493	18.71%
Intermediate Bond Fund	29,724,269	793,467	1,624,119	6.31%
Fixed Income Long-Term Securities Fund	29,344,848	1,370,200	4,055,310	7.27%
Wellington Fund	85,159,315	2,537,360	3,057,050	22.53%
Windsor II Fund	40,138,994	947,091	1,059,164	5.90%
Institutional Index Fund	44,682,261	921,590	905,856	7.76%
Explorer Fund	19,014,638	61,774	(406,241)	5.94%
International Growth Fund	22,151,201	480,147	(3,626,416)	5.45%
Lord Abbett Small Cap Value Fund	17,257,072	—	(913,789)	6.72%
Small Cap Index Fund	7,158,330	97,522	(258,789)	6.60%
Harbor International Fund	15,102,557	371,346	(1,993,996)	7.18%
Institutional Developed Markets Index Fund	5,339,243	193,070	(765,485)	6.76%
Oppenheimer Developing Markets	27,011,219	512,631	(6,366,673)	10.69%
Growth Fund of America	33,787,352	363,148	(1,696,434)	5.77%
COMMON COLLECTIVE TRUST
Managed Income Portfolio	44,204,093	540,102	540,102	6.24%
Adjustment from fair value to contract value	(1,090,244)	—	—	6.24%
Total Master Trust	$610,259,594	$13,752,880	$4,999,716	12.07%

December 31, 2010	Fair Value of Investment in Master Trust	Dividends and Interest Income	Net Change in the Fair Value	SAVER Plan % Interest in the Master Trust
COMPANY STOCK INVESTMENT FUND
Retirement and Savings Plan Company Stock	$105,260,688	$3,550,769	$13,447,754	—
SAVER Plan Company Stock	18,833,905	623,502	2,430,923	100.00%
MUTUAL FUNDS
Retirement Govt. Money Market	56,786,624	6,990	6,990	19.54%
Intermediate Bond Fund	25,247,442	792,105	1,667,562	6.69%
Fixed Income Long-Term Securities Fund	21,935,043	1,212,682	2,080,160	7.93%
Wellington Fund	77,378,136	2,109,105	7,711,084	23.45%
Windsor II Fund	40,000,348	785,451	3,895,047	5.69%
Institutional Index Fund	45,088,256	834,296	5,925,811	7.77%
Explorer Fund	18,299,418	50,764	3,906,506	6.45%
International Growth Fund	26,413,881	439,919	3,585,121	5.50%
Lord Abbett Small Cap Value Fund	18,874,640	48,365	3,862,020	6.23%
Small Cap Index Fund	6,895,962	81,184	1,425,013	8.47%
Harbor International Fund	16,653,724	237,384	1,757,203	6.49%
Institutional Developed Markets Index Fund	6,331,051	185,289	507,868	5.97%
Oppenheimer Developing Markets	37,308,997	49,782	7,749,587	10.56%
Growth Fund of America	37,016,564	401,965	4,245,144	5.56%
COMMON COLLECTIVE TRUST
Managed Income Portfolio	37,819,422	475,711	475,711	6.61%
Adjustment from fair value to contract value	(307,508)	—	—	6.61%
Total Master Trust	$595,836,593	$11,885,263	$64,679,504	12.02%

(7)	FAIR VALUE MEASUREMENTS:
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. The fair value hierarchy consists of three levels to classify the inputs used in valuations as defined below:
Level 1 Quoted prices in active markets for identical assets or liabilities;
Level 2 Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or
Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodology used for assets at fair value. There have been no changes in the methodologies used between December 31, 2011 and 2010.
Mutual Funds -- valued at the net asset value of shares held by the Plan at year-end. The net asset value is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.

Common Stock -- valued at the closing price reported on the active market on which the individual securities are traded, and classified within Level 1 of the valuation hierarchy.
Common Collective Trusts -- valued using the net asset value provided by the administrator of the Fund. The net asset value is based on the value of the underlying assets owned by the Fund less its liabilities, and this difference is then divided by the number of units outstanding. The investment is classified within Level 2 of the valuation hierarchy because the unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are primarily based on observable inputs.
The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments in the Master Trust measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011 and 2010 categorized using the classification system defined above.

	Assets at Fair Value as of December 31, 2011
Description	Level 1	Level 2	Level 3	Total
Mutual Funds	$430,525,022	$—	$—	$430,525,022
Common Stock	133,939,108	—	—	133,939,108
Common Collective Trusts	—	$46,885,708	—	46,885,708
Total Master Trust Assets at fair value	$564,464,130	$46,885,708	$—	$611,349,838

	Assets at Fair Value as of December 31, 2010
Description	Level 1	Level 2	Level 3	Total
Mutual Funds	$434,230,086	$—	$—	$434,230,086
Common Stock	121,492,776	—	—	121,492,776
Common Collective Trusts	—	$40,421,239	—	40,421,239
Total Master Trust Assets at fair value	$555,722,862	$40,421,239	$—	$596,144,101

(8)	RECENTLY ISSUED ACCOUNTING STANDARDS:

In May 2011, the Financial Accounting Standards Board (FASB) issued updated guidance related to fair value measurements. These updates include clarifications regarding existing fair value measurement principles and disclosure requirements. The guidance also addresses the additional disclosures regarding the valuation processes used by the Plan in Level 3 measurements.  These updates are effective for interim and annual periods beginning after December 15, 2011.  The Plan does not expect the implementation of this guidance to have a material impact on its financial statements.

In January 2010, the FASB issued additional guidance for fair value, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 disclosures, which were adopted in 2011. The Plan had no Level 3 assets at December 31, 2011; therefore, the implementation of this guidance had no impact on the financial statements.

(9)	SUBSEQUENT EVENTS:
We have evaluated the effects of events that have occurred subsequent to December 31, 2011 through the date of this report, the day the financial statements were approved and authorized for issue. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

H. J. HEINZ COMPANY
SAVER PLAN
EIN: 25 - 0542520 PLAN 011
SCHEDULE H, Line 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR) as of
December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Bank of New York Mellon	EB Temporary Investment Fund	$169,524	$169,524
*	Participant Loans	Participant Loans	—	4,109,643
		Interest Rates, 4.25% - 9.25%
		Maturity through 2026

*	Denotes a party-in-interest, for which a statutory exemption exists.

EXHIBIT INDEX
Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.
23 Consent of Independent Registered Public Accounting Firm